                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                              --------------------

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
              TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                    13d-2(a)

                                (Amendment No. 3)



                            Digital Angel Corporation
                    (formerly Medical Advisory Systems, Inc.)
             -------------------------------------------------------
                                (Name of Issuer)

                         Common Stock - $0.005 par value
             -------------------------------------------------------
                         (Title of Class of Securities)

                                   58449P 10 1
             -------------------------------------------------------
                                 (CUSIP Number)

                              Jerome C. Artigliere
                         Applied Digital Solutions, Inc.
                          400 Royal Palm Way, Suite 410
                            Palm Beach, Florida 33480
                               Tel: (561) 805-8024
                               Fax: (561) 805-8004


                            Wilmington Trust Company
                               Rodney Square North
                            1100 North Market Street
                         Wilmington, Delaware 19890-0001
                    Attention: Corporate Trust Administration
                               Tel: (302) 651-1000
                               Fax: (302) 636-4140

             -------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 March 27, 2002
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:[ ]

1 NAMES OF REPORTING PERSONS
  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

  Applied Digital Solutions, Inc.           43-1641533


  Digital Angel Share Trust                 45-6117433

2
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                     (a)  [ ]
                                                                     (b)  [ ]
3 SEC USE ONLY

4 SOURCE OF FUNDS*

  Applied Digital Solutions, Inc.           OO

  Digital Angel Share Trust                 OO

5
  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]

6 CITIZENSHIP OR PLACE OF ORGANIZATION

  Applied Digital Solutions, Inc.          Missouri

  Digital Angel Share Trust                Delaware

     NUMBER OF              7         SOLE VOTING POWER
      SHARES
                                      None
   BENEFICIALLY             8         SHARED VOTING POWER
     OWNED BY
                                      19,600,000
       EACH                 9         SOLE DISPOSITIVE POWER
     REPORTING
                                      None
    PERSON WITH            10
                                      SHARED DISPOSITIVE POWER

                                      19,600,000

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    19,600,000 shares of Common Stock

12
    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]


13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    74.5%

14  TYPE OF REPORTING PERSON*

    Applied Digital Solutions, Inc.         CO

    Digital Angel Share Trust               OO

Item 1.         Security and Issuer.

         This Statement on Schedule 13D/A (the "Schedule 13D/A") relates to shares of Common Stock, par value $0.005 per share, of Digital Angel Corporation, a Delaware corporation (formerly Medical Advisory Systems, Inc., a Delaware corporation) (the "Issuer"). The principal executive offices of the Issuer are located at 490 Villaume Avenue, South St. Paul, Minnesota 55075.

Item 2.         Identity and Background.

         (a)-(c), (f). Applied Digital Solutions, Inc., a Missouri corporation ("ADS"), has its principal place of business at 400 Royal Palm Way, Suite 410, Palm Beach, Florida 33480. The Digital Angel Share Trust is a Delaware statutory business trust. The trustee of the Digital Angel Share Trust is the Wilmington Trust Company, whose principal place of business is at Rodney Square North, 1100 North Market Street, Wilmington, Delaware 19890-0001. Applied Digital Solutions, Inc. and Digital Angel Share Trust are collectively referred to herein as the "Reporting Person."

        Information relating to the directors and executive officers of ADS is contained in Appendix A attached hereto and is incorporated herein by reference.

        (d) and (e). Neither the Reporting Person nor, to the best of its knowledge, any of the persons listed in Appendix A has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which has resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.         Source and Amount of Funds or Other Consideration.

       ADS acquired its initial interest in Medical Advisory Systems, Inc. ("MAS") in connection with the execution of two stock purchase agreements (see
Item 4 below) pursuant to which ADS acquired Eight Hundred Fifty Thousand (850,000) shares of MAS common stock from Dr. Thomas Hall, Ronald W. Pickett, Parlett Pickett, and Marshall Pickett. Pursuant to each stock purchase agreement, ADS issued shares of its own common stock in payment of the full purchase price thereunder. No other financing was required to effect the transactions.

       Ads acquired an additional interest in MAS in connection with the execution of an Agreement and Plan of Merger (the "Merger Agreement") (see Item 5 below). Under the Merger Agreement, ADS's wholly-owned subsidiary, Digital Angel Corporation, became a wholly-owned subsidiary of the Issuer and the Issuer was renamed Digital Angel Corporation. As a result of the merger, ADS acquired an additional Eighteen Million Seven Hundred Fifty Thousand (18,750,000) shares of the Issuer. No other financing was required to effect the transaction.

         The Digital Angel Share Trust was established to own all of the shares of the Issuer owned by ADS following the merger as a condition of IBM Credit Corporation's consent to the merger and the release of its security interest in other stock and assets owned by ADS. ADS assigned all of its right, title and interest in and to its shares of the Issuer (the "Contributed Stock") to the Digital Angel Share Trust upon consummation of the merger. No financing was required to effect this transaction.

Item 4.         Purpose of Transaction.

        ADS entered into a Stock Purchase Agreement with Dr. Thomas Hall dated as of February 27, 2001 and a Stock Purchase Agreement with Ronald W. Pickett, Parlett Pickett and Marshall Pickett dated February 27, 2001 with the intent of acquiring a significant financial stake in MAS. ADS executed the Merger Agreement with MAS with the intent of acquiring control of the Issuer. The Digital Angel Share Trust acquired the Contributed Stock from ADS in connection with the assumption of certain obligations as a borrower under the Third Amended and Restated Term Credit Agreement, dated March 1, 2002 (the "Credit Agreement"), among IBM Credit Corporation, the Digital Angel Share Trust and ADS.


Item 5.         Interest in Securities of the Issuer.

        (a) and (b). Following the consummation of the Merger, under the definition of "beneficial ownership" as set forth in Rule 13d-3 under the Exchange Act, the Reporting Person may be deemed to have beneficial ownership of Nineteen Million Six Hundred Thousand (19,600,000) shares of the Issuer, constituting approximately 74.5% of the outstanding shares of the Issuer's common stock (based on approximately Twenty-Six Million Three Hundred Thousand (26,300,000) shares outstanding). Upon consummation of the Merger Agreement, ADS assigned all of its shares of the Issuer to the Digital Angel Share Trust, with whom it shares the power to vote and dispose of such shares (See item 6 below).

        Neither the filing of this Schedule 13D/A nor any of its contents shall be deemed to constitute an admission that the Reporting Person is the beneficial owner of the Issuer's shares referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

        (c). Except as set forth in Item 3 and this Item 5(c), to the best knowledge of the Reporting Person, neither the Reporting Person nor any director or executive officer of the Reporting Person and no other person described in
Item 2 hereof has beneficial ownership of, or has engaged in any transaction during the past 60 days in, any shares of the Issuer.

         On March 26, 2002, Richard J. Sullivan exercised options to purchase 1,000,000 shares of ADS's wholly-owned subsidiary, Digital Angel Corporation, at an exercise price of $0.05 per share. On April 26, 2002, pursuant to the Merger Agreement, the Issuer issued 937,750 of its shares to Richard J. Sullivan in exchange for his 1,000,000 shares of Digital Angel Corporation. On March 26, 2002, Evan C. McKeown exercised options to purchase 32,500 of ADS's wholly-owned subsidiary, Digital Angel Corporation, at an exercise price of $0.63 per share. On April 26, 2002, pursuant to the Merger Agreement, the Issuer issued 30,469 of its shares to Evan C. McKeown in exchange for his 32,500 shares of Digital Angel Corporation. On April 17, 2002, Scott Silverman exercised options to purchase 93,750 of the Issuer's shares at an exercise price of $0.672 per share. On April 18, 2002, Constance Weaver exercised options to purchase 10,800 of the Issuer's shares at an exercise price of $0.05333 per share and then sold all of such shares at a price of $4.79 per share.


        (d). The Reporting Person or one of its designees has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, all of the shares of the Issuer.

        (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

        Pursuant to the Trust Agreement, dated March 1, 2002 (the "Trust Agreement"), by and between Wilmington Trust Company (the "Trustee") and ADS, ADS contributed the Contributed Stock to the Digital Angel Share Trust. The Digital Angel Share Trust acquired the Contributed Stock following the merger in connection with its assuming certain obligations as a borrower under the Credit Agreement and as a condition to IBM Credit Corporation's consent to the merger and release of its security interest in certain stock and assets owned by ADS. Currently, the Digital Angel Share Trust owns approximately 74.5% of the Issuer's outstanding common stock and is obligated to vote and dispose of the Contributed Stock pursuant to the terms of the Trust Agreement.

Under the Trust Agreement, the Advisory Board of the Digital Angel Share Trust, which consists of one individual selected by ADS and two independent individuals, shall instruct the Trustee with respect to the voting of the Contributed Stock. Pursuant to the Credit Agreement, the Contributed Stock is pledged to IBM Credit Corporation. The Digital Angel Share Trust's sole purpose is to hold the Contributed Stock to secure and facilitate the performance of its obligations under the Credit Agreement. The Trustee is required to liquidate the shares of the Contributed Stock in order to perform those obligations. In the event that the Digital Angel Share Trust defaults under the Credit Agreement, IBM may instruct the Trustee to liquidate that number of shares of the Contributed Stock necessary to remedy the default under the Credit Agreement and cover any expenses associated with such liquidation. Once ADS's and the Digital Angel Share Trust's obligations to IBM Credit Corporation under the Credit Agreement have been paid in full, the Digital Angel Share Trust will be dissolved, and any remaining shares of the Issuer distributed to ADS.

Item 7.         Material to be Filed as Exhibits.

        Attached hereto or incorporated herein as exhibits are the following documents:


Exhibit 2.1 Stock Purchase Agreement by and between the Reporting Person and Dr. Thomas Hall dated as of February 27, 2001.
                  (Filed on Schedule 13D/A dated November 28, 2001).

Exhibit 2.2 Stock Purchase Agreement by and among the Reporting Person, Ronald W. Pickett, Parlett Pickett and Marshall Pickett dated as of February 27, 2001. (Filed on Schedule 13D/A dated November 28, 2001).

Exhibit 2.3 Agreement and Plan of Merger by and among the Reporting Person, the Issuer and Acquisition Subsidiary, Inc.
                  dated as of November 1, 2001. (Filed on Schedule 13D/A dated November 28, 2001).

Exhibit 2.4 Trust Agreement between Wilmington Trust Company and ADS dated March 1, 2002.

Exhibit 2.5 Third Amended and Restated Term Credit Agreement among IBM Credit Corporation, the Digital Angel Share Trust and ADS, dated March 1, 2002.

Exhibit 2.6 Joint Filing Agreement between ADS and the Digital Angel Share Trust, dated April 23, 2002

                                   SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:     April 26, 2001



Applied Digital Solutions, Inc.

                     /s/  Jerome C. Artigliere
         By:    ------------------------------------------
         Name: Jerome C. Artigliere
         Title: Senior Vice President and Chief Operating Officer



Digital Angel Share Trust

         By: Wilmington Trust Company, trustee

                           /s/  James P. Lawler
                  By:      ------------------------------------------
         Name: James P. Lawler
         Title: Vice President

                                   Appendix A

               INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE
                   OFFICERS OF APPLIED DIGITAL SOLUTIONS, INC.
     Set forth below are the name, current business address, citizenship and the present principal occupation or employment and material occupations, positions, offices or employments for the past five years of each director and executive officer of Applied Digital Solutions, Inc. The principal address of Applied Digital Solutions, Inc. and, unless otherwise indicated below, the current business address for each individual listed below is 400 Royal Palm Way, Suite 410, Palm Beach, Florida 33480. Unless otherwise indicated, each such person is a citizen of the United States. Unless otherwise indicated, each occupation set forth opposite the individual's name refers to employment with Applied Digital Solutions, Inc.


 Name and Current          Present Principal Occupation or Employment:
 Business Address          Material Positions Held During the Past Five Years

Arthur F. Noterman         Mr. Noterman, a Chartered Life Underwriter, has
                           served as a Director since February 1997, and serves on the Audit Committee of the Board of Directors of Applied Digital Solutions, Inc. An operator of his own insurance agency, Mr. Noterman is a registered
                           NASD broker affiliated with a Chicago, Illinois registered broker/dealer. Mr. Noterman attended
                           Northeastern University from 1965 to 1975 and obtained the Chartered Life Underwriters Professional degree in 1979 from The American College, Bryn Mawr,
                           Pennsylvania.

Constance K. Weaver        Ms. Weaver was elected to the Board of Directors in
                           July 1998 and serves on the Compensation and Audit
                           Committees of the Board of Directors of Applied
                           Digital Solutions, Inc. From 1996 to the present, Ms.
                           Weaver has been Vice President, Investor Relations and Financial Communications for AT&T Corporation.
                           From 1995 through 1996 she was Senior Director,
                           Investor Relations and Financial Communications for
                           Microsoft Corporation. From 1993 to 1995 she was Vice
                           President, Investor Relations, and from 1991 to 1993 she was Director of Investor Relations, for MCI
                           Communications, Inc. Ms. Weaver is a director of Primark Corporation and the National Investor
                           Relations Institute (NIRI). She earned a Bachelor of
                           Science degree from the University of Maryland in 1975.

  Name and Current         Present Principal Occupation or Employment:
  Business Address         Material Positions Held During the Past Five Years

Richard S. Friedland       Mr. Friedland was elected to the Board of Directors
                           in October 1999 and is Chairman of the Audit
                           Committee and serves on the Compensation Committee of the Board of Directors of Applied Digital Solutions,
                           Inc. He was previously associated with General
                           Instrument Corporation. During his 19-year tenure, he held various executive positions, including Chief
                           Financial Officer, President and Chief Operating
                           Officer. In 1995, he was appointed Chairman of the Board and Chief Executive Officer. Mr. Friedland currently serves on the boards of Tech-Sym
                           Corporation, Zilog, Inc. and Video Network
                           Communications, Inc., as well as several development stage companies. He earned a Bachelor of Science degree in Accounting from Ohio State University in 1972 and a Master of Business Administration degree from Seton Hall University in 1985.

Richard J. Sullivan        Mr. R. Sullivan was elected to the Board of
                           Directors, and named Chief Executive Officer of
                           Applied Digital Solutions, Inc., in May 1993. He was appointed Secretary in March 1996 and is a member of the Compensation Committee of the Board of Directors of Applied Digital Solutions, Inc. Mr. R. Sullivan is currently Chairman of Great Bay Technology, Inc. From
                           August 1989 to December 1992, Mr. R. Sullivan was
                           Chairman of the Board of Directors of Consolidated
                           Convenience Systems, Inc., in Springfield, Missouri.
                           He has been the Managing General Partner of The Bay
                           Group, a merger and acquisition firm in New
                           Hampshire, since February 1985. Mr. R. Sullivan was formerly Chairman and Chief Executive Officer of
                           Manufacturing Resources, Inc., an MRP II software company in Boston, Massachusetts, and was Chairman and CEO of Encode Technology, a "Computer-Aided
                           Manufacturing" company, in Nashua, New Hampshire from
                           February 1984 to August 1986. Mr. R. Sullivan is married to Angela M. Sullivan.

 Name and Current          Present Principal Occupation or Employment:
 Business Address          Material Positions Held During the Past Five Years

Daniel E. Penni            Mr. Penni has served as a Director since March 1995
                           and is Chairman of the Compensation Committee, and serves on the Audit Committees of the Board of Directors of Applied Digital Solutions, Inc. Since
                           March 1998, he has been an Area Executive Vice
                           President for Arthur J. Gallagher & Co., an insurance agency. He has worked in many sales and administrative roles in the insurance business since
                           1969. He was President of the Boston Insurance
                           Center, Inc., an insurance agency, until 1988. Mr.
                           Penni was founder and President of BIC Equities, Inc., a broker/dealer registered with the NASD. Mr.
                           Penni graduated with a Bachelor of Science degree in 1969 from the School of Management at Boston College.

Angela M. Sullivan         Ms. Sullivan has served as a Director since April
                           1996 and serves on the Compensation Committee of the Board of Directors of Applied Digital Solutions, Inc.
                           From 1988 to the present, Ms. Sullivan has been a partner in The Bay Group, a merger and acquisition firm, President of Great Bay Technology, Inc., and
                           President of Spirit Saver, Inc. Ms. Sullivan earned a
                           Bachelor of Science degree in Business Administration in 1980 from Salem State College. Ms. Sullivan is married to Richard J. Sullivan.

  Name and Current         Present Principal Occupation or Employment:
  Business Address         Material Positions Held During the Past Five Years

Jerome C. Artigliere       Mr. Artigliere joined a subsidiary of Applied Digital
                           Solutions, Inc. as President in January 1998, and was appointed Vice President of Applied Digital
                           Solutions, Inc. in April 1998, and Treasurer in
                           December 1999, and in January 2001 was appointed
                           Senior Vice President and Chief Operating Officer.
                           From 1996 to 1997 he was Regional Vice President at
                           General Electric Capital Corporation in Portsmouth,
                           New Hampshire. Prior to that, from 1994 to 1996 he was State Vice President at First National Bank in
                           Portsmouth, New Hampshire, a commercial bank subsidiary of Peoples Heritage Bank of Portland,
                           Maine. He earned an undergraduate degree in finance from Seton Hall University in 1977, and an MBA from Fairleigh Dickinson University in 1980.

Michael E. Krawitz         Mr. Krawitz joined Applied Digital Solutions, Inc. as
                           Assistant Vice President and General Counsel in April
                           1999, and was appointed Vice President and Assistant
                           Secretary in December 1999 and Senior Vice President in January 2001 and currently holds the positions of General Counsel and Senior Vice President. From 1994 to April 1999, Mr. Krawitz was an attorney with Fried, Frank, Harris, Shriver & Jacobson in New York.
                           Mr. Krawitz earned a Bachelor of Arts degree from Cornell University in 1991 and a juris doctorate from Harvard Law School in 1994.

Scott R. Silverman         Mr. Silverman, age 38, has served since August 2001
                           as a special advisor to the Board of Directors of Applied Digital Solutions,Inc. In March 2002, he was appointed to the Board of Directors and named
                           President of Applied Digital Solutions, Inc. From
                           September 1999 to March 2002, Mr. Silverman operated his own private investment-banking firm and prior to that time, from October 1996 to September 1999, he served in various capacities for Applied Digital
                           Solutions, Inc., including positions related to business development, corporate development and legal affairs. From July 1995 to September 1996, he served as President of ATI Communications, Inc., one of the subsidiaries of the Company. He began his career as an attorney specializing in commercial litigation and communications law at the law firm of Cooper Perskie in Atlantic City, New Jersey, and Philadelphia,
                           Pennsylvania. Mr. Silverman is a graduate of the University of Pennsylvania and Villanova University
                           School of Law.

Evan C. McKeown            Mr. McKeown, age 43, joined Applied Digital
                           Solutions, Inc. as Vice President, Chief Accounting
                           Officer and Corporate Controller in March 2001. He was appointed Vice President, Chief Financial Officer in March 2002. Prior to joining Applied Digital
                           Solutions, Inc., Mr. McKeown served as Corporate
                           Controller at Orius Corporation in West Palm Beach,
                           Florida. From 1992 to 1999, he served as Controller and then Chief Financial Officer of Zajac, Inc., in
                           Portland, Maine. Mr. McKeown has more that 20 years experience in accounting and financial reporting, including serving as a Tax Manager for Ernst & Young and public accountant with Coopers & Lybrand. He is a graduate of the University of Maine and is a certified public accountant.